SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                           NATIONAL QUALITY CARE, INC.
              -----------------------------------------------------

                                (Name of Issuer)


                                  Common Stock
                      ------------------------------------

                         (Title of Class of Securities)


                                   803659 10 1
                           ---------------------------

                                 (CUSIP Number)


                             Ronald P. Soltman, Esq.
                                OrNda HealthCorp
                              3401 West End Avenue
                                    Suite 700
                               Nashville, TN 37203
                                 (615) 383-8599
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 15, 1997
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed as statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this Statement: [ ]


                         (continued on following pages)

                                  SCHEDULE 13D

CUSIP No.  803659 10 1

(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         OrNda HealthCorp                            75-1776092

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

         (a) [ ]

         (b) [ ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS*

         00

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)      SOLE VOTING POWER

         0

(8)      SHARED VOTING POWER

         643,500

(9)      SOLE DISPOSITIVE POWER

(10)     SHARED DISPOSITIVE POWER

         643,500

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         643,500

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.5%

(14)     TYPE OF REPORTING PERSON*

         HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.  803659 10 1

(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         OrNda Hospital Corporation                  95-3789009

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

         (a) [ ]

         (b) [ ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS*

         00

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)      SOLE VOTING POWER

         0

(8)      SHARED VOTING POWER

         643,500

(9)      SOLE DISPOSITIVE POWER

(10)     SHARED DISPOSITIVE POWER

         643,500

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         643,500

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.5%

(14)     TYPE OF REPORTING PERSON*

         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 1 to Schedule 13D dated January 21, 1997, amends the Schedule 13D dated October 7, 1996 and is being filed in connection with the exercise of the rights of OrNda Hospital Corporation (formerly, Summit Hospital Corporation), a California corporation ("Sub"), and a wholly owned subsidiary of OrNda HealthCorp, a Delaware corporation ("OrNda"), pursuant to the Security and Pledge Agreement (the "Pledge Agreement"), dated as of May 10, 1996 by and between Sub and Victor Gura ("Gura") and pursuant to a Security and Pledge Agreement dated as of May 10, 1996 (the "Additional Pledge Agreement") between Medipace Medical Group, Inc., a California professional corporation ("Medipace"), and Sub, both of which agreements relate to security for the payment of a certain Secured Promissory Note dated as of April 1, 1996, in the original principal amount of $1,883,933.93 (the "Secured Promissory Note") payable by Gura and Medipace to Sub. On October 1, 1996, by Sub sending to Gura and Medipace a formal notice of default of payments due under the Secured Promissory Note, Sub became the beneficial owner of 643,500 shares of the common stock (the "Issuer's Common Stock") (or approximately 8.5% of the outstanding shares) of National Quality Care, Inc. (the "Issuer"). Since OrNda owns 100% of the capital stock of Sub, OrNda also may be deemed to have acquired beneficial ownership (in accordance with Rule 13d-3(a)) of the of the Issuer's Common Stock held beneficially by Sub on October 1, 1996. Except as specifically amended below, the prior Schedule 13D remains unchanged and in full force and effect.

Item 2.   Identity and Background.

          The information in Item 2 is hereby amended by adding the following at the end of the previous text:

          On October 16, 1996, OrNda entered into a definitive Agreement and Plan of Merger with Tenet Healthcare Corporation ("Tenet") and OHC Acquisition Co., a wholly-owned subsidiary of Tenet ("Merger Sub"), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into OrNda (the "Merger"), as a result of which OrNda will become a subsidiary of Tenet. It is expected that the transaction will be tax-free and accounted for as a pooling-of-interests. Under the terms of the Agreement, which has been approved by the Boards of Directors of OrNda and Tenet, OrNda's stockholders will receive in the Merger 1.35 shares of the common stock of Tenet in exchange for each share of common stock of OrNda. The shares of Tenet common stock to be issued in the Merger will be registered under the Securities Act of 1933, as amended. Consummation of the Merger is subject to a number of conditions, including approval of OrNda's and Tenet's stockholders and regulatory approvals. Both OrNda and Tenet have announced Special Stockholders' Meetings to be held on January 28, 1997 to consider approval of the Merger.

          Tenet is headquartered in Santa Barbara, California, and at November 30, 1996 owned or leased and operated, through its subsidiaries, 76 acute care hospitals and related businesses in 13 states.

Item 3.   Source and Amount of Funds or Other Consideration.

          The information in Item 3 is hereby amended by adding the following at the end of the previous text:

          By letter (the "Acceleration Notice") dated January 15, 1997, counsel for Sub sent Gura and Medipace formal notice that, as a result of their failure to cure the default in the payment of installments due under the Secured Promissory Note, Sub was accelerating the terms of the Secured Promissory Note and declaring the entire $1,883,933.93 principal balance of the Note (plus all accrued interest thereon) immediately due and payable. Sub intends to commence legal action to collect payment of the Secured Promissory Note promptly after the date of the Acceleration Notice.

          The Pledge Agreement and the Additional Pledge Agreement
(under which the 643,500 Pledge Shares of the Issuer have been pledged as collateral to Sub) also serve as security instruments for all obligations of Medipace as tenant under that certain Lease (the "Lease") dated as of May 1, 1995 between Midway Hospital Medical Center, Inc. ("Midway") (Midway being an affiliate of OrNda and Sub) as lessor and Medipace as tenant relating to premises (the "Premises") located at 5901 West Olympic Boulevard, Los Angeles, California.

          On or about January 15, 1997, Midway served upon Medipace a statutory "Three-Day Notice to Pay Rent or Quit" (1) demanding rent in the amount of $167,488 which is overdue under the Lease or (2) mandating Medipace to vacate the Premises. Upon service of such Notice upon Medipace and the failure of Medipace to pay the overdue rent or vacate the Premises within three days thereafter, Sub intends promptly to commence legal action to declare a forfeiture of the Lease, recover possession of the Premises, recover the overdue rent and recover damages for each day of occupation of the Premises after the period covered by the Notice.

Item 5.   Interest in Securities of the Issuer.

          The text of Item 5(a) of the Schedule 13D is hereby deleted and replaced with the following new text for Item 5(a):

(a)
                                                   Aggregate No. of
                                                  Shares of Issuer's
                                                     Common Stock                           Aggregate % of
           Beneficial Owner                       Beneficially Owned                         Class Owned
                 OrNda                                643,500(a)                                 8.5%
                  Sub                                 643,500(b)                                 8.5%

------------------------------------
(a)These are the same shares as those owned by Sub.
(b)These are the same shares as those owned by OrNda.

          The aggregate percentage of the class owned is based upon the 7,540,471 shares reported outstanding by Issuer at October 31, 1996, in Issuer's Form 10-QSB for its fiscal quarter ended September 30, 1996.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    ORNDA HEALTHCORP

                                    By: /s/ Ronald P. Soltman
                                        Ronald P. Soltman
                                        Senior Vice President, Secretary
                                        and General Counsel

Dated:   January 21, 1997